



U.S. S[illegible] COMMISSION

AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE 8-~~12345~~ 8-66481

REPORT FOR THE PERIOD BEGINNING 03/05/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

Universal Financial Services, Inc.

SEC Mail Processing Section
RECEIVED
MAR 01 2005
Wash., D.C. 185

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Metro Office Park, Street 1 Lot #10

(No. and Street)

PROCESSED
APR 07 2005
THOMSON FINANCIAL

Guaynabo **PR** **00922**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Carlos Benítez **(787) 706-7339**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name . . . if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

254 MUNOZ RIVERA AVENUE, SAN JUAN, PUERTO RICO 00918

(Address) (City) (State) (Zip Code)

CHECK ONE:

x Certified Public Accountant

o Public Accountant

o Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and***

Oath or Affirmation

I, JOSE BENITEZ, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of UNIVERSAL FINANCIAL SERVICES, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

AFF. 3005

Subscribed and sworn
to before me
this 25 day of Jhus 2005

Notary Public

EDGARDO RODRIGUEZ GONZALEZ
ABOGADO-NOTARIO

Signature

Executive Representative / FINOP
Title



PricewaterhouseCoopers LLP
254 Muñoz Rivera
BBVA Tower, Suite 900
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Universal Financial Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operation, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Universal Financial Services, Inc. (the "Company") (a wholly-owned subsidiary of Universal Insurance Group. Inc.) at December 31, 2004, and the results of its operations and its cash flows for the period since inception on March 5, 2004 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2005

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2008646 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Universal Financial Services, Inc.
(a wholly-owned subsidiary of Universal Insurance Group, Inc.)
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	86,663
Prepaid expenses		477
Total assets	$	87,140
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses	$	8,500
Payable to affiliates		6,481
Total liabilities		14,981
Stockholders' equity		
Common Stock		100,000
Additional paid-in capital		-
Accumulated deficit		(27,841)
Total stockholders' equity		72,159
Total liabilities and stockholders' equity	$	87,140

The accompanying notes are an integral part of these financial statements.

1. Description Of Business

Universal Financial Services, Inc. (the Company) is a wholly owned subsidiary of Universal Insurance Group, Inc. Universal Financial Services was created for the purpose of distributing variable life and variable annuities to other Broker Dealers. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on March 5, 2004, and operates principally in the Commonwealth of Puerto Rico.

The Company is a registered Broker-Dealer pursuant to Section 15 (b) of the Securities and Exchange Act of 1934 and claims exemption under Section (k) (2) (ii) from the reserve requirement under SEC Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a Broker-Dealer.

2. REPORTING ENTITY AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the more significant accounting policies followed by the company.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses - The Company will earn revenue by retaining fees for the sale of variable life and variable annuity products. Commission expenses are recognized on a trade date basis. Fees are recognized upon receipt and are calculated on the asset value of the underlying insurance products. Administrative expenses are recognized as incurred.

Income Taxes – A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Commitments – At December 31, 2004, the Company has obligations under a non cancelable lease with an affiliate, for office space which requires rental payments as follows:

Year	
2005	$ 2,051
2006	2,051
2007	2,051
2008	2,051
2009	2,051

3. Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain "net capital" equal to the greater of $25,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2004, the Company's net capital of $72,159 was $47,519 in excess of the required net capital of $25,000. The Company's ratio of debt to equity was 20.7%, which is below the maximum requirement specified by the Rule.

The Company received a capital contribution from Universal Insurance Group in the amount of $100,000 on July 9, 2004.

4. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition shows $6,481 in amounts due to affiliated entities. In addition, expenses allocated from affiliates amounted to $6,481 for the period since inception on October 28, 2004. These are related to the lease charges and other costs paid on behalf of the Company.